United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 20, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road

Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F D ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

Coca-Cola European Partners plc (“CCEP”), is disclosing the following unaudited pro forma condensed combined financial information prepared in connection with proposed financings of the Coca-Cola Amatil Limited (CCL) acquisition by CCEP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In November 2020, CCEP and Coca-Cola Amatil Limited (“CCL”) entered into a binding Scheme Implementation Deed for the acquisition of 69.2% of the entire existing issued share capital of CCL, held by shareholders other than The Coca-Cola Company (“TCCC”) for A$12.75 per share in cash less the second half 2020 dividend of A$0.18 per share declared by CCL on 18 February 2021 (“2H20 Dividend”), pursuant to a scheme of arrangement (the “Scheme”). CCL is one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and is the authorized bottler and distributor of TCCC’s beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa.

CCEP made a further, best and final, offer in February 2021 in which it increased the Scheme consideration to A$13.50 per share in cash less the 2H20 Dividend.

CCEP has also entered into a Co-operation and Sale Deed with TCCC (the “Co-operation Agreement”) which is conditional upon the implementation of the Scheme. Under the Co-operation Agreement, CCEP will acquire 10.8% of CCL shares from TCCC for A$9.57 per share in cash less the 2H20 Dividend and can acquire the remaining 20% of CCL’s shares held by TCCC for A$10.75 per share less the 2H20 Dividend, either in cash or a combination of cash and the issue of CCEP shares at an agreed conversion ratio. In March 2021, in accordance with the Co-operation Agreement, CCEP elected to purchase the remaining 20% of CCL’s shares held by TCCC for cash.

The Scheme and the Co-operation Agreement are referred to herein as the “Acquisition”.

The Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, CCL’s assets to be acquired and liabilities to be assumed have been adjusted based on preliminary estimates of fair value.

The following unaudited pro forma condensed combined financial information and related notes (the ‘‘Pro Forma Financial Information’’) is based on the historical consolidated financial statements of CCEP and the historical financial statements of CCL and has been prepared to reflect the Acquisition. The Acquisition together with the related financing are together referred to as the “Transaction.” The pro forma adjustments related to the Transaction include:

●	The acquisition of 100% of CCL by CCEP;
●	Reflecting the assets, liabilities, and non-controlling interests of CCL at their preliminary estimated fair values;
●	Proceeds and use of financings. Refer to Note 4 of the Pro Forma Financial Information; and,
●	The translation of CCL’s financial information from Australian Dollars (“AUD” or A$) to Euros (“EUR” or €).

The Pro Forma Financial Information is derived from and should be read in conjunction with the most recent historical financial statements of CCEP and CCL. For both CCEP and CCL this is financial information as at and for the year ended 31 December 2020. The historical financial statements and related notes thereto of CCEP are filed with the US Securities and Exchange Commission as part of CCEP’s Annual Report on Form 20-F for the year ended 31 December 2020. The historical financial statements and related notes thereto of CCL can be found on CCL’s website at https://www.ccamatil.com/au/Investors/Financial-reporting and are not incorporated by reference herein or form a part hereof.

The unaudited pro forma condensed combined income statement for the year ended 31 December 2020 (the “Pro Forma Income Statement”) gives effect to the Acquisition as if it had occurred on 1 January 2020, while the unaudited pro forma condensed combined statement of financial position at 31 December 2020 (the “Pro Forma Statement of Financial Position”) gives effect to the Acquisition as if it had occurred on 31 December 2020.

The Pro Forma Financial Information has not been prepared in accordance with the requirements of Regulation S-X of the US Securities Act of 1933, the Prospectus Regulation, or any generally accepted accounting standards. Refer to Note 1 of the Pro Forma Financial Information.

The Pro Forma Financial Information has been prepared in order to illustrate the effects of the Acquisition on the financial position and results of operations of CCEP. It is based on information and assumptions that CCEP believes are reasonable, including assumptions regarding the terms of the Acquisition. The Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not intend to represent what CCEP’s financial position or results of operations actually would have been if the Acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the Acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of transactions that will occur in the future, there are limitations that are inherent to the nature of pro forma information. As such, had the Acquisition taken place on the dates assumed above, the actual effects would not necessarily have been the same as those presented in the Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2020

			Transaction Accounting Adjustments
(in € millions, except where specified)	Historical CCEP	Adjusted CCL (Note 2)	Inventory fair value adjustment (Note 3(b))	Fixed asset depreciation adjustment (Note 3(b))	Intangible asset amortization adjustment (Note 3(b))	Transaction and related costs (Note 3(b))	Total acquisition adjustments	Financing Adjustments (Note 4)	CCEP pro forma combined
Revenue	10,606	2,929	—	—	—	—	—	—	13,535
Cost of sales	(6,871)	(1,737)	(29)	(9)	—	—	(38)	—	(8,646)
Gross Profit	3,735	1,192	(29)	(9)	—	—	(38)	—	4,889
Operating expenses	(2,922)	(1,022)	—	(2)	(21)	(92)	(115)	—	(4,059)
Operating profit	813	170	(29)	(11)	(21)	(92)	(153)	—	830
Finance income	33	20	—	—	—	—	—	—	53
Finance costs	(144)	(57)	—	—	—	(4)	(4)	(34)	(239)
Total finance costs, net	(111)	(37)	—	—	—	(4)	(4)	(34)	(186)
Non-operating items	(7)	(2)	—	—	—	—	—	—	(9)
Profit before taxes	695	131	(29)	(11)	(21)	(96)	(157)	(34)	635
Taxes	(197)	(44)	8	3	6	28	45	10	(186)
Profit after taxes	498	87	(21)	(8)	(15)	(68)	(112)	(24)	449
Profit attributable to shareholders	498	109	(21)	(8)	(15)	(68)	(112)	(24)	471
Profit attributable to non-controlling interests	—	(22)	—	—	—	—	—	—	(22)
Profit after taxes	498	87	(21)	(8)	(15)	(68)	(112)	(24)	449

(per share information in €)
Basic earnings per share:	1.09								0.99
Diluted earnings per share:	1.09								0.98

(share information in millions)
Basic weighted average number of shares	455								455
Diluted weighted average number of shares	456								456

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF 31 DECEMBER 2020

			Transaction Accounting Adjustments
(in € millions)	Historical CCEP	Adjusted CCL (Note 2)	Preliminary purchase consideration and allocation (Note 3(a))	Transaction and related costs (Note 3(b))	Total acquisition adjustments	Financing Adjustments (Note 4)	CCEP total pro forma combined
ASSETS:
Non-current:
Intangible assets	8,414	667	3,754	—	3,754	—	12,835
Goodwill	2,517	80	2,409	—	2,409	—	5,006
Property, plant and equipment	3,860	1,206	94	—	94	—	5,160
Non-current derivative assets	6	71	—	—	—	—	77
Deferred tax assets	27	5	—	—	—	—	32
Other non-current assets	337	61	—	—	—	—	398
Total non-current assets	15,161	2,090	6,257	—	6,257	—	23,508

Current:
Current derivative assets	40	13	—	—	—	—	53
Current tax assets	19	6	—	—	—	—	25
Inventories	681	356	29	—	29	—	1,066
Amount receivable from related parties	150	33	—	—	—	—	183
Trade accounts receivable	1,439	504	—	—	—	—	1,943
Other current assets	224	154	—	—	—	—	378
Cash and cash equivalents	1,523	630	(5,766)	(96)	(5,862)	5,221	1,512
Total current assets	4,076	1,696	(5,737)	(96)	(5,833)	5,221	5,160
Total assets	19,237	3,786	520	(96)	424	5,221	28,668

LIABILITIES:
Non-current:
Borrowings, less current portion	6,382	1,311	—	—	—	4,721	12,414
Employee benefit liabilities	283	36	—	—	—	—	319
Non-current provisions	83	—	—	—	—	—	83
Non-current derivative liabilities	15	75	—	—	—	—	90
Deferred tax liabilities	2,134	143	1,215	—	1,215	—	3,492
Non-current tax liabilities	131	—	—	—	—	—	131
Other non-current liabilities	44	—	—	—	—	—	44
Total non-current liabilities	9,072	1,565	1,215	—	1,215	4,721	16,573

Current:
Current portion of borrowings	805	253	—	—	—	500	1,558
Current portion of employee benefit liabilities	13	51	—	—	—	—	64
Current provisions	154	—	—	—	—	—	154
Current derivative liabilities	62	40	—	—	—	—	102
Current tax liabilities	171	20	—	—	—	—	191
Amounts payable to related parties	181	87	—	—	—	—	268
Trade and other payables	2,754	763	—	—	—	—	3,517
Total current liabilities	4,140	1,214	—	—	—	500	5,854
Total liabilities	13,212	2,779	1,215	—	1,215	5,221	22,427

EQUITY
Share capital	5	1,179	(1,179)	—	(1,179)	—	5
Share premium	192	—	—	—	—	—	192
Merger reserves	287	—	—	—	—	—	287
Other reserves	(537)	121	(121)	—	(121)	—	(537)
Retained earnings	6,078	(490)	490	(96)	394	—	5,982
Equity attributable to shareholders	6,025	810	(810)	(96)	(906)	—	5,929
Non-controlling interests	—	197	115	—	115	—	312
Total equity	6,025	1,007	(695)	(96)	(791)	—	6,241

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Note 1. Basis of preparation

The Pro Forma Financial Information set forth herein is based upon the historical financial statements of CCEP and CCL and has been prepared to illustrate the effects of the Transaction as if it had occurred on:

●	1 January 2020 in respect of the Pro Forma Income Statement; and,
●	31 December 2020 in respect of the Pro Forma Statement of Financial Position.

The Pro Forma Financial Information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position that actually would have resulted had the Acquisition occurred at the dates indicated, or project the results of operations or financial position for any future dates or periods.

The Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Accordingly, CCL’s assets to be acquired and liabilities to be assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The actual fair values will be determined upon the consummation of the Acquisition and may vary from these preliminary estimates.

The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Acquisition, including potential synergies that may be generated in future periods.

The historical financial statements of CCEP are prepared in accordance with IFRS and are presented in Euros. The historical financial statements of CCL are prepared in accordance with Australian Accounting Standards, which complies with IFRS and are presented in Australian Dollars. The Pro Forma Financial Information includes reclassifications and adjustments to conform CCL’s historical accounting presentation to CCEP’s accounting presentation, in each case for the relevant periods. The CCL income statement has been translated from Australian Dollars to Euros using the average monthly exchange rates for the periods of 0.6036. The CCL balance sheet has been translated from Australian Dollars to Euros using exchange rate at 31 December 2020 of 0.6184.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate of 29%, based upon the annual period ending 31 December 2020. The blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-transaction activities and geographical mix of profit before tax.

Note 2: Adjustments to CCL’s financial statements

The financial statements below illustrate the impact of adjustments made to CCL’s financial statements in order to present them on a basis consistent with CCEP’s accounting policies under EU IFRS. These adjustments reflect CCEP’s best estimates based upon the information currently available to CCEP and could be subject to change once more detailed information is obtained. The CCL financial information has been adjusted to:

●	Present CCL’s financial information on a basis consistent with the accounting policies adopted by CCEP; and
●	Translate from Australian Dollars to Euros, which is the presentation currency of CCEP.

UNAUDITED ADJUSTED CCL INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2020

(in millions)	Historical CCL AUD (A$)	Reclassifications AUD (A$) (Note 2(a))	Adjusted CCL AUD (A$)	Adjusted CCL EUR (€) (Note 2(b))
Revenue	—	4,853	4,853	2,929
Trading revenue	4,762	(4,762)	—	—
Cost of sales	—	(2,877)	(2,877)	(1,737)
Cost of goods sold	(2,862)	2,862	—	—
Delivery	(221)	221	—	—
Gross profit	1,679	297	1,976	1,192
Other revenues	39	(39)	—	—
Operating expenses	(1,438)	(256)	(1,693)	(1,022)
Operating profit	280	3	283	170
Finance income	33	—	33	20
Finance costs	(95)	—	(95)	(57)
Total finance costs, net	(62)	—	(62)	(37)
Non-operating items	—	(3)	(3)	(2)
Profit before tax	218	—	218	131
Taxes	—	(73)	(73)	(44)
Income tax expense	(73)	73	—	—
Profit after tax	145	—	145	87
Profit attributable to shareholders	—	180	180	109
Attributable to shareholders of Coca-Cola Amatil Limited	180	(180)	—	—
Profit attributable to non-controlling interests	(35)	—	(35)	(22)
Profit after tax	145	—	145	87

UNAUDITED ADJUSTED CCL BALANCE SHEET

AS OF 31 DECEMBER 2020

(in millions)	Historical CCL AUD (A$)	Reclassifications AUD (A$) (Note 2(a))	Adjusted CCL AUD (A$)	Adjusted CCL EUR (€) (Note 2(b))
ASSETS:
Non-current:
Intangible assets	1,208	(130)	1,078	667
Goodwill	—	130	130	80
Investments	61	(61)	—	—
Defined benefit superannuation plans	7	(7)	—	—
Property, plant and equipment	1,519	432	1,951	1,206
Right of use assets	432	(432)	—	—
Non-current derivative assets	—	115	115	71
Derivatives	115	(115)	—	—
Deferred tax assets	8	—	8	5
Other non-current assets	—	99	99	61
Other receivables	1	(1)	—	—
Prepayments	18	(18)	—	—
Loans receivable interest bearing	12	(12)	—	—
Total non-current assets	3,381	—	3,381	2,090

Current:
Current derivative assets	—	22	22	13
Derivatives	22	(22)	—	—
Other financial assets at amortised cost	37	(37)	—	—
Current tax assets	10	—	10	6
Inventories	576	—	576	356
Amount receivable from related parties	—	53	53	33
Trade accounts receivable	—	815	815	504
Trade and other receivables	964	(964)	—	—
Other current assets	—	249	249	154
Other financial assets	30	(30)	—	—
Prepayments	86	(86)	—	—
Cash and cash equivalents	—	1,018	1,018	630
Cash assets	1,018	(1,018)	—	—
Total current assets	2,743	—	2,743	1,696
Total assets	6,124	—	6,124	3,786

UNAUDITED ADJUSTED CCL BALANCE SHEET

AS OF 31 DECEMBER 2020

(in millions)	Historical CCL AUD (A$)	Reclassifications AUD (A$) (Note 2(a))	Adjusted CCL AUD (A$)	Adjusted CCL EUR (€) (Note 2(b))
LIABILITIES
Non-current
Borrowings, less current portion	—	2,120	2,120	1,311
Borrowings	1,693	(1,693)	—	—
Lease liabilities	427	(427)	—	—
Employee benefit liabilities	—	59	59	36
Employee benefits provisions	11	(11)	—	—
Defined benefit superannuation plans	48	(48)	—	—
Non-current derivative liabilities	—	122	122	75
Derivatives	122	(122)	—	—
Deferred tax liabilities	231	—	231	143
Total non-current liabilities	2,532	—	2,532	1,565

Current:
Current portion of borrowings	—	409	409	253
Borrowings	336	(336)	—	—
Lease liabilities	73	(73)	—	—
Current portion of employee benefit liabilities	—	82	82	51
Employee benefits provisions	82	(82)	—	—
Current derivative liabilities	—	65	65	40
Derivatives	65	(65)	—	—
Current tax liabilities	33	—	33	20
Amounts payable to related parties	—	141	141	87
Trade and other payables	1,295	(60)	1,235	763
Other financial liabilities	81	(81)	—	—
Total current liabilities	1,965	—	1,965	1,214
Total liabilities	4,497	—	4,497	2,779

EQUITY
Share capital	1,919	(13)	1,906	1,179
Treasury shares	(13)	13	—	—
Other reserves	—	194	194	121
Reserves	194	(194)	—	—
Retained earnings	—	(792)	(792)	(490)
Accumulated losses	(792)	792	—	—
Equity attributable to shareholders	1,308	—	1,308	810
Non-controlling interests	319	—	319	197
Total equity	1,627	—	1,627	1,007

(a)	Preliminary pro forma classification adjustments have been made to CCL’s income statement and balance sheet in order to present them on a basis consistent with CCEP. These adjustments have not changed CCL’s profit for the year, total assets or total liabilities. These adjustments reflect CCEP’s best estimates based upon information currently available to CCEP and could be subject to change once more detailed information is obtained.
(b)	The CCL income statement has been translated from Australian Dollars to Euros using the average monthly exchange rates for the periods of 0.6036. The CCL balance sheet has been translated from Australian Dollars to Euros using exchange rate at 31 December 2020 of 0.6184.

Note 3: Transaction accounting adjustments - acquisition

(a)	Preliminary purchase consideration and allocation

The Acquisition is reflected in the Pro Forma Financial Information as being accounted for under the acquisition method in accordance with IFRS 3 – Business Combinations. Under this method the CCL assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. The final fair values will be determined upon the consummation of the Acquisition and may vary materially from these preliminary estimates.

The estimated purchase consideration, estimated fair values and residual goodwill are as follows:

Description
(in € millions, except where specified)	Amount
Consideration to public shareholders pursuant to the Scheme (in AUD)	6,673
Consideration to TCCC (in AUD)	2,265
Total purchase consideration (in AUD)	8,938
Total purchase consideration (in €)	5,766

Allocation of purchase consideration:
Net working capital (excluding inventory)	126
Inventory	385
Intangible assets	4,421
Property, Plant, and Equipment	1,300
Other non-current assets	132
Other non-current liabilities	(1,422)
Fair value of noncontrolling interests	(312)
Deferred taxes, net	(1,353)
Residual goodwill	2,489
Less CCL’s historical goodwill	(80)
Goodwill adjustment	2,409

The preliminary allocation has been made based on limited access to information. CCEP will not have sufficient information to make final allocations until after the completion of the Acquisition.

The final determination of the accounting for the Acquisition is anticipated to be completed as soon as practicable after the completion of the Acquisition. CCEP anticipates that the valuations of the assets acquired and liabilities assumed in the Acquisition will include, but not be limited to, inventory, property, plant and equipment, intangible assets and borrowings. The valuations will consist of physical appraisals, discounted cash flow analyses or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final consideration and amounts allocated to assets acquired and liabilities assumed in the Acquisition could differ materially from the preliminary amounts presented in the Pro Forma Financial Information. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the Acquisition from those preliminary valuations presented in the Pro Forma Financial Information would result in an increase in the amount of goodwill that will result from the Acquisition. In addition, if the value of the assets acquired is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in the Pro Forma Financial Information.

(i)	Consideration

The total cash consideration was translated from AUD to Euro using the 31 March 2021 exchange rate of 0.64516. The actual purchase consideration will be determined upon completion of the Acquisition.

(ii)	Inventory

The preliminary estimates of the fair value of inventory acquired is based on key assumptions and have been developed using publicly disclosed information for other acquisitions in the industry, CCEP’s historical experience, data that were available in the public domain and CCEP’s due diligence review of the business of CCL. These estimates will be finalized following completion of the Acquisition and additional values, if any, assigned to inventory.

The fair value of CCL inventory on hand has been estimated as €356 million, representing a fair value uplift related to finished goods inventory from their historical costs of €29 million which is expected to be recognized within cost of sales within the first year following the close of the transaction.

This adjustment has been tax affected using a blended statutory rate of 29% for the Pro Forma Income Statement.

(iii)	Intangible assets

The preliminary estimates of the intangible assets acquired are based on key assumptions and have been developed using publicly disclosed information for other acquisitions in the industry, CCEP’s historical experience, data that were available in the public domain and CCEP’s due diligence review of the business of CCL. These estimates will be finalized following completion of the Acquisition and additional values, if any, assigned to CCL customer relationships or other identifiable intangible assets acquired.

The fair value and weighted average estimated useful life of identifiable intangible assets are estimated as follows:

Description
(in € millions)	Fair value	Weighted-average estimated useful life	Annual amortization
Distribution rights, brand names and trademarks	3,902	Indefinite	—
Other acquired identifiable intangible assets	436	20	22
Total acquired identifiable intangible assets (excluding software and other intangibles)	4,338		22
Less CCL’s book value of intangible assets (excluding software and other intangibles)	(584)
Adjustment to intangible assets, net	3,754

Based on the estimated fair values of identified intangible assets and the weighted average useful lives, the following adjustment to amortization expense (recognized within administrative expense) and associated income tax adjustments have been included in the Pro Forma Income Statement:

Description
(in € millions)	Year ended 31 December 2020
Amortization of identified intangible assets	22
Less: CCL’s intangible amortization per 31 December 2020 accounts (excluding software and other intangibles)	(1)
Adjustment to amortization expense	21

These adjustments have been tax affected using a blended statutory rate of 29% for the Pro Forma Income Statement.

(iv)	Property, plant and equipment

The preliminary estimates of the property, plant and equipment assets acquired are based on key assumptions and have been developed using publicly disclosed information for other acquisitions in the industry, CCEP’s historical experience, data that were available in the public domain and CCEP’s due diligence review of the business of CCL. These estimates will be finalized following completion of the Acquisition and additional values, if any, will be quantified.

The fair value and weighted average estimated remaining useful life of property, plant and equipment, excluding right of use assets, have been estimated as €1.03 billion (representing a fair value uplift of €94 million) and 7 years, respectively.

Based on the estimated fair values of property, plant and equipment, excluding right of use assets, and the weighted average remaining useful lives, an adjustment of €11 million has been recorded as an increase to depreciation expense.

These adjustments have been tax affected using a blended statutory rate of 29% for the Pro Forma Income Statement.

(v)	Non-controlling interests

The fair value of the non-controlling interest assumed represents the value recognized in CCL’s 31 December 2020 consolidated balance sheet of €197 million increased by a fair value adjustment of €115 million to €312 million. This fair value adjustment represents the estimated enterprise value at the acquisition date that is attributable to non-controlling interests, inclusive of the associated deferred tax impact.

(vi)	Deferred tax liabilities

The total net deferred tax liability is estimated to be €1.35 billion, or a net increase of €1.21 billion. The net increase results from fair value adjustments related to intangible assets and property, plant and equipment discussed above.

(b)	Transaction and related costs

Reflects the accrual of non-recurring costs of €96 million related to the Acquisition, including, among others, fees paid for financial advisors, legal services, professional accounting services, and temporary financing related to the transaction. These costs are not reflected in the historical consolidated balance sheets of CCEP and CCL, but are reflected in the Pro Forma Statement of Financial Position, as a decrease to cash and cash equivalents and a corresponding decrease to retained earnings, and in the Pro Forma Income Statement for the year ended 31 December 2020, within operating expenses and finance costs as they will be expensed by CCEP and CCL as incurred. These costs are not expected to be incurred in any period beyond 12 months from the closing date of the Acquisition.

The adjustment to the Pro Forma Income Statement has been tax affected using a blended statutory rate of 29% for the Pro Forma Income Statement.

Note 4: Transaction related adjustments – financing

CCEP intends to borrow approximately €5.2 billion to fund the Acquisition. For purposes of this unaudited pro forma condensed combined financial information, CCEP has assumed that the new CCEP financing will consist of 4.7 billion Euro equivalent aggregate principal of Senior Notes, being a mix of Euro and USD denominated borrowings, and €500 million of short term financing of commercial paper. The USD denominated borrowings will be swapped into Euros using cross currency swaps. For the purposes hereof, the new funds raised are assumed to be used for the Acquisition and costs and expenses of the Acquisition. The amount and type of financing could be different from that presented in these pro forma condensed combined financial statements.

Description
(in € millions)	Amount
Proceeds from commercial paper program	500
Pro forma adjustment to current portion of borrowings	500
Proceeds from senior notes	4,745
Less capitalised issuance costs	(24)
Pro forma adjustment to non-current portion of borrowings	4,721

Total borrowings	5,240
Weighted average interest rate	0.60%
Pro forma annual interest expense	31
Pro forma annual amortization of debt issuance costs	3
Pro forma adjustment to finance costs	34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 20, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary